SECURITIES AND EXCHANGE COMMISSION,
                             WASHINGTON, D.C. 20549

                                  SCHEDULE TO/A
                                 (Rule 14d-100)
            TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                      (Amendment No. 4 - Final Amendment)*

                                  CompUSA Inc.
--------------------------------------------------------------------------------
                       (Name of Subject Company (Issuer))

                             TPC Acquisition Corp.,
                          Grupo Sanborns, S.A. de C.V.
                                       and
                        Telefonos de Mexico, S.A. de C.V.
--------------------------------------------------------------------------------
                       (Name of Filing Persons (Offerors))

                     Common Stock, $.01 Per Share Par Value
           (Including the Associated Rights to Purchase Common Stock)
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    209432107
--------------------------------------------------------------------------------
                      (CUSIP Number of Class of Securities)

                               Rafael Robles Miaja
                     Franck, Galicia, Duclaud y Robles, S.C.
                                  Torre Optima
                                   Tercer Piso
                         Avenida Paseo de las Palmas 405
                          Colonia: Lomas de Chapultepec
                                   D.F. 11000
                                     Mexico
                                011-525-540-9225

                                   Copies to:

                            Daniel S. Sternberg, Esq.
                             Jorge Juantorena, Esq.
                       Cleary, Gottlieb, Steen & Hamilton
                                One Liberty Plaza
                            New York, New York 10006
                                 (212) 225-2000
--------------------------------------------------------------------------------
                 (Name, Address and Telephone Numbers of Person
  Authorized to Receive Notices and Communications on Behalf of Filing Persons)

     Check the appropriate boxes below to designate any transactions to which the statement relates:

         |X|      third-party tender offer subject to Rule 14d-1.
         |_|      issuer tender offer subject to Rule 13e-4.
         |_|      going-private transaction subject to Rule 13e-3.
         |X|      amendment to Schedule 13D under Rule 13d-2.

         Check the following box if the filing is a final amendment reporting the results of the tender offer: |X|

CUSIP No. 209432107


     This Amendment No. 4, the final amendment (this "Amendment"), amends and supplements the joint Tender Offer Statement on Schedule TO (as amended and supplemented, the "Schedule TO") filed with the Securities and Exchange Commission on February 1, 2000, as previously amended by Amendment No. 1 on February 15, 2000, Amendment No. 2 on February 23, 2000 and Amendment No. 3 on February 28, 2000, by TPC Acquisition Corp. ("Purchaser"), a Delaware corporation and a wholly-owned subsidiary of Grupo Sanborns, S.A. de C.V., a corporation organized under the laws of the United Mexican States ("Parent") and Telefonos de Mexico, S.A. de C.V., to purchase all the outstanding shares of common stock, par value $.01 per share (the "Common Stock") of CompUSA Inc., a Delaware corporation (the "Company"), including the associated common stock purchase rights (the "Rights" and together with the Common Stock, the "Shares") which are not owned by Parent or its affiliates, at a purchase price of $10.10 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated as of February 1, 2000 (the "Offer to Purchase") and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the "Offer"). Capitalized terms used and not defined herein shall have the meanings assigned to such terms in the Offer to Purchase and the Schedule TO.

     This Amendment also amends the Schedule 13D, as previously amended, of the Slim Family, Grupo Carso, S.A. de C.V. and Parent filed with the Securities and Exchange Commission on November 22, 1999, which is incorporated herein by reference.

     The Schedule TO is hereby amended and supplemented by adding the following:

     The Offer expired at 12:00 midnight, New York City time, on Tuesday, February 29, 2000. Pursuant to the Offer and based upon the report of the Depositary, the Purchaser has accepted for payment 65,544,431 Shares tendered by physical or book entry delivery and 4,046,699 Shares tendered by guaranteed delivery. Together with the Shares already held by Parent or its affiliates, Purchaser now owns 83,341,130 Shares representing approximately 89.94% of the outstanding Shares.

     Reference is hereby made to the press release issued by Purchaser, Parent and the Company on March 1, 2000, a copy of which is attached hereto as Exhibit
(a)(1)(J) and is incorporated herein by reference.


ITEM 12. EXHIBITS.

               (a)(1)(J) Text of Press Release issued by Purchaser, Parent and the Company on March 1, 2000.

                                   SIGNATURES

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  March 1, 2000


                                     GRUPO SANBORNS, S.A. de C.V.


                                     By: /s/ Eduardo Valdes
                                         --------------------
                                         Name:    Eduardo Valdes
                                         Title:   Attorney-in-Fact


                                     TPC ACQUISTION CORP.


                                     By: /s/ Javier Cervantes
                                         --------------------
                                         Name:    Javier Cervantes
                                         Title:   Director and Secretary


                                     TELEFONOS DE MEXICO, S.A. DE C.V.

                                     By: /s/ Javier Mondragon Marcon
                                         ----------------------------
                                         Name:   Javier Mondragon Marcon
                                         Title:  General Counsel

                                INDEX TO EXHIBIT

     The following item (a)(1)(J) is hereby added to the Index of Exhibits:

     Exhibit
      Number      Description
      ------      -----------

    (a)(1)(J) Text of Press Release issued by Purchaser, Parent and the Company on March 1, 2000.

                                                               Exhibit (a)(1)(J)
FOR IMMEDIATE RELEASE



                      GRUPO SANBORNS COMPLETES TENDER OFFER

                           FOR SHARES OF COMPUSA INC.

     Mexico City, Mexico, and Dallas, Texas, March 1, 2000 - Grupo Sanborns, S.A. de C.V. and TPC Acquisition Corp., a wholly owned subsidiary of Grupo Sanborns, today announced the successful completion of the tender offer by TPC to acquire the common stock, par value $.01 per share, of CompUSA Inc. (NYSE:
CPU) at $10.10 net per share in cash.

     Approximately 69.5 million shares of CompUSA, or 75% of the issued and outstanding CompUSA shares, including approximately 4 million guaranteed deliveries, were tendered prior to the expiration of TPC's tender offer at 12:00 midnight, New York City time, on Tuesday, February 29, 2000, and were accepted for payment by TPC. Together with the CompUSA shares already held by it, TPC now owns approximately 89.9% of the CompUSA shares outstanding.

     Pursuant to the terms of the merger agreement between Grupo Sanborns, TPC and CompUSA, TPC will acquire the shares that it does not already own at the same $10.10 per share price as offered in the tender offer through a merger between TPC and CompUSA.

For further information please contact:

For Grupo Sanborns:        Carlos Slim Domit   or    Javier Larraza
-------------------        Grupo Sanborns            Grupo Sanborns
                           011-525-325-9800          011-525-625-4900


For CompUSA:               James E. Skinner    or    Stacie Shirley
------------               CompUSA                   CompUSA
                           972-982-4000              972-982-5323



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